INTENSITY THERAPEUTICS, INC.
1 ENTERPRISE DRIVE, SUITE 430
SHELTON, CT 06484
April 22, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Joshua Gorsky

Re:	Intensity Therapeutics, Inc.
Registration Statement on Form S-1
Filed April 22, 2025
File No. 333-286683 (the “Registration Statement”)
Acceleration Request
Ladies and Gentlemen:
In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Intensity Therapeutics, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to Thursday, April 24, 2025, at 5:15 p.m., Eastern Time, or as soon as thereafter practicable.
The cooperation of the staff in meeting the timetable described above is very much appreciated.
Please contact Jeffrey Schultz or Ivan Blumenthal of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6732 or (212) 692-6784, respectively, with any questions regarding this request.

Very truly yours,

Intensity Therapeutics, Inc.

/s/ Lewis H. Bender
Lewis H. Bender, President & Chief Executive Officer

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jeffrey Schultz, Esq.
Ivan Blumenthal, Esq.